SkyMirr Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Adv Relationship - 9373 - 1	60,280.15
Total Bank Accounts	**$60,280.15**
Accounts Receivable	
Accounts receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Loans to officers	-300.00
Loans to others	9,000.00
Payments to deposit	5.00
Prepaid expenses	0.00
Uncategorized Asset	1,600.00
Total Other Current Assets	**$10,305.00**
Total Current Assets	**$70,585.15**
Fixed Assets	
Accumulated depreciation	-4,206.00
laptop	4,206.00
Long-term office equipment	0.00
Total Fixed Assets	**$0.00**
TOTAL ASSETS	**$70,585.15**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Business Adv Customized Cash Rewards - 0701 - 1	25,722.62
CORP Account - Business Adv Customized Cash Rewards - 8406 - 1	-24,067.12
Total Credit Cards	**$1,655.50**
Other Current Liabilities	
Payroll wages and tax to pay	
Payroll tax to pay	-2,142.76
Total Payroll wages and tax to pay	**-2,142.76**
PR Tax Liabilities	17,695.26
Total Other Current Liabilities	**$15,552.50**
Total Current Liabilities	**$17,208.00**
Total Liabilities	**$17,208.00**

SkyMirr Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
Equity	
Common stock	355,268.69
Opening balance equity	0.00
Preferred stock	121,605.00
Retained Earnings	-149,346.10
Net Income	-274,150.44
Total Equity	**$53,377.15**
TOTAL LIABILITIES AND EQUITY	**$70,585.15**